FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 9, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Magyar Telekom IR
+36-1-458-0437
Gyula Fazekas, Magyar Telekom IR
+36-1-457-6186
Krisztina Förhécz, Magyar Telekom IR
+36-1-457-6029
investor.relations@telekom.hu

First nine months 2006 results:
solid underlying segmental performance; accounting impact of EDR

Budapest — November 9, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2006, in accordance with International Financial Reporting Standards (IFRS). As of the second quarter of 2005, the consolidated income statement includes the results of Crnogorski Telekom (former Telekom Montenegro Group), while the company’s balance sheet has been consolidated in Magyar Telekom’s accounts as of March 31, 2005.

Highlights:

•                  Revenues grew by 7.6% to HUF 494.5 bn (EUR 1,862.3 m) in the first nine months of 2006 compared with the same period last year. The higher mobile, internet, and system integration & IT-related revenues compensated for lower outgoing traffic revenues. In addition, the change of the initial accounting treatment of the EDR project (unified digital radio network) also boosted top line growth.

•                  EBITDA grew slightly by 0.6% to HUF 192.6 bn, with an EBITDA margin of 39.0%. Group EBITDA excluding investigation-related costs was HUF 195.8 bn with an EBITDA margin of 39.6%.

•                  Since a significant part of the EDR investments of the Hungarian mobile business now qualifies as sale of network elements under finance lease according to IFRIC 4, introduced in 2006, its initial accounting treatment has been reassessed. EDR investments made up to September 30, 2006 amounting to HUF 9.8 bn are now reported as sale and cost of network elements constructed for sale. In the income statement, other mobile revenues and cost of telecom equipment sold include this amount. Furthermore, as these investments are no longer considered fixed assets, there is no depreciation and amortization of these assets. HUF 0.2 bn interest income was also accounted for in the first nine months of 2006 on the EDR service and finance lease receivables from the State. These changes have been made in the third quarter 2006 retrospectively from the start of the EDR operations.

•                  Gross additions to tangible and intangible assets were HUF 57.9 bn. The portion relating to the fixed line segment reached HUF 29.9 bn with mobile at HUF 28.0 bn. Within the mobile segment, HUF 8.9 bn was spent on UMTS-related investments.

•                  Fixed line segment: external revenues (after elimination of inter-segment revenues) increased by 3.5% to HUF 253.4 bn. Increased internet broadband and system integration & IT-related revenues offset the decline in outgoing traffic revenues. EBITDA amounted to HUF 90.5 bn and the EBITDA margin on external revenues was 35.7%.

•                  Mobile segment: external revenues increased by 12.3% to HUF 241.2 bn, driven by voice revenues, enhanced services revenues and the change of the accounting treatment of the EDR project. EBITDA amounted to HUF 102.1 bn with the EBITDA margin on external revenues reaching a strong 42.4%.

1

•                  Profit attributable to equity holders of the company (net income) fell by 7.2%, from HUF 65.0 bn (EUR 263.3 m) to HUF 60.3 bn (EUR 227.1 m). Despite the slight EBITDA growth, net income declined, primarily due to higher depreciation and amortization.

•                  Net cash from operating activities grew to HUF 145.6 bn due to the combined impact of broadly stable EBITDA and increased income tax paid, offset by a lower working capital requirement (mainly due to a decrease in receivables) and lower interest paid. Net cash utilized in investing activities remained stable and was HUF 98.3 bn, with the Montenegrin acquisition in Q1 2005 and the purchase of MakTel treasury shares and the acquisitions of KFKI and Dataplex in the current period. Net cash flows from financing activities reflect the absence of a dividend payment in the first nine months of 2006.

•                  Net debt decreased by HUF 81.1 bn compared to the end of September 2005, driven by the loan repayment during the period. The net debt ratio (net debt to net debt plus equity plus minority interests) fell to 26.4% at end-September 2006 (35.8% at end-September 2005) since the company has not yet paid a dividend for 2005 earnings.

Elek Straub, Chairman and CEO commented: “I am pleased to announce that the Group has achieved a solid underlying financial and operational performance for the first nine months of this year. Both revenue growth and EBITDA in forint terms are comfortably in line with our targets for the full year 2006. In the Hungarian fixed line business, we saw top line growth as access, IT and internet related revenue increased, offsetting the continued erosion of traffic revenues. In the first nine months of 2006, the first impacts from the fixed-mobile integration in terms of sales and customer retention began to be seen. These were, however, offset by related costs.  The EBITDA impact for Q1-3 2006 period is therefore not significant, and investment needs were financed within the full year budget. The next three years are expected to see a significant positive impact, with net present value of these benefits currently estimated to be around HUF 60 bn in the period of 2007-2009. Despite the positive contribution of the integration, there is no change to our EBITDA guidance for 2007 (growth in HUF terms over 2005 performance) because of the following reasons. In 2007, the cash savings from utilization of tax benefits will play an important role whilst EBITDA impact of the integration will accumulate gradually year after year. The Hungarian austerity package negatively affects our profitability through the increased tax payments and through the pressure on the telecommunication spending of households. Furthermore, the change of the accounting treatment of the EDR project results in lower EBITDA. As a result of this reassessment we are modifying our 2006-2007 revenue growth target from above 3% per annum to at least 3% compounded average growth rate over these two years. In the Hungarian mobile market, we maintained our clear market leadership over the second largest market player despite a small loss of market share. Finally, international operations in Macedonia and Montenegro showed excellent performance, providing a strong contribution to Group revenue and EBITDA.”

Hungarian fixed line operations: broadly stable underlying financial performance

Revenues before elimination grew to HUF 71.1 bn in Q3 2006, up 2.2% compared to the same period last year. EBITDA margin for the quarter was 32.1%.  Excluding the HUF 1.3 bn cost of the investigation (accounted for within the Headquarter costs), EBITDA was HUF 24.2 bn, with EBITDA margin at 34.0%. The segment EBITDA in Q3 2005 was negatively influenced by a HUF 0.8 bn impairment of receivables relating to reimbursements from the Universal Telecommunications Support Fund. Domestic and international traffic revenues combined declined by 13.9%, mainly due to mobile substitution and traffic loss to fixed line competitors. Fixed-to-mobile minutes fell although local traffic and domestic long distance traffic both increased. Nevertheless, discounts and bundled minutes provided in our packages contributed to the revenue decline. At the same time, system integration & IT revenues grew from HUF 2.4 bn to HUF 4.0 bn. Internet revenues also increased as a result of a significant increase in the number of installed ADSL lines.

2

The total number of broadband connections (mainly ADSL and cable) exceeded 498,000 at end-September 2006. Strong mobile substitution and number portability resulted in a continuous decline in the total number of fixed lines (down 4.0% at end-September 2006 compared to a year ago). Customised tariff packages at the parent company represented nearly 82% of the total number of lines, with 1.9 million lines at the end of the third quarter of 2006.

International fixed line operations: strong results at both major subsidiaries

Revenues before elimination grew by 18.1% to HUF 19.3 bn in Q3 2006, reflecting the exchange rate impact and the strong contribution of T-Com Crna Gora in Montenegro. EBITDA increased to HUF 8.0 bn with an EBITDA margin of 41.6%. Despite lower traffic revenues, MakTel’s fixed line revenues grew by 10.4%, reflecting a favourable foreign exchange movement (11.7%), and growing subscription, international wholesale and internet-related revenues. EBITDA increased by 14.9% to HUF 5.8 bn, supported by the strong focus on cost cutting initiatives. EBITDA margin was strong at 49.1%. T-Com Crna Gora contributed HUF 6.1 bn to Group revenues in the third quarter of 2006 (HUF 5.1 bn in Q3 2005). The growth was fuelled by favourable FX movements and higher interconnection and internet revenues. EBITDA contribution increased to HUF 2.3 bn (against HUF 1.8 bn in Q3 2005).

Hungarian mobile operations: clear market leadership maintained, EDR-related accounting change, stable ARPU, growing usage

Revenues before elimination grew by 18.5% to HUF 83.1 bn in Q3 2006 as a result of higher enhanced service revenues and increased traffic and access revenues. Strong growth in other revenues was driven by the change in accounting treatment of the EDR project. EBITDA was HUF 27.9 bn, down by 5.9% over Q3 2005. Other operating expenses grew; primarily driven by the one time costs of a key fixed-mobile merger project in the third quarter, namely the unification of the retail shop network. In addition, a major driver of the lower other operating expenses in Q3 2005 was the HUF 1.1 bn reversal of the accrual created for payments into the Universal Telecommunication Support Fund following a favourable Court decision in September 2005. Average acquisition cost per customer continued to fall, reflecting reduced subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales-related equipment subsidy and agent fee. Although the introduction of new packages generated higher usage and growth in value added services, the discounts and bundled free minutes offered, combined with the impact of regulatory changes and the extensive use of closed user group offers resulted in a stable ARPU (monthly average revenue per user). MOU (monthly average minutes of use per subscriber) grew to 146 in the third quarter of 2006, indicating strong price elasticity.

International mobile operations: strong top line growth and margins at both companies

Revenues before elimination grew by 24.2% to HUF 15.8 bn in Q3 2006, driven by the exchange rate effect and the strong performance of T-Mobile Crna Gora. EBITDA was HUF 9.2 bn with a high EBITDA margin of 58.1%. T-Mobile Macedonia reported 25.2% revenue growth in a still expanding, competitive market. EBITDA at T-Mobile Macedonia was HUF 6.6 bn with an EBITDA margin of 58.5%. T-Mobile Crna Gora also contributed to the very strong results, with revenues of HUF 4.6 bn (up 21.5%) and an EBITDA of HUF 2.6 bn in Q3 2006 (against HUF 1.9 bn in Q3 2005).

As previously disclosed, the Company is still investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is at this point still too early to determine its final outcome. As a result of the investigation, two additional contracts have been called into question. The total amount of the four contracts under investigation is around HUF 2 billion. Concerns have also arisen regarding destruction by certain employees of electronic documents obstructing the investigation.  The Company

3

expects the Board of Directors to consider what further action should be taken, including with respect to the conduct of members of management. The Company has also announced that due to the delay to the respective Annual General Meetings, the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. The Company is committed to complying fully with the requirements and requests of these and other authorities with jurisdiction over it. In its Resolution No J-III-B/86.332/2006, the Hungarian Financial Supervisory Authority ordered Magyar Telekom to prepare its annual report and to take all possible and necessary legal measures in order to comply with the statutory obligations.  The Board of Directors has not yet approved the 2005 financial statements. No assurance can be given that, as a result of the investigation, the audited financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation and the completion of the respective audits.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission and value-added services. Magyar Telekom owns the majority of the shares of MakTel, the sole fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of September 30, 2006 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1-3 2006 results please visit our website:
(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

4

MAGYAR TELEKOM
Consolidated
Balance Sheets — IFRS
(HUF million)

	Sep 30, 2005	Sep 30, 2006	% change
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	38,546	70,487	82.9%
Other financial assets held for trading	801	4,015	401.2%
Trade and other receivables	101,794	102,881	1.1%
Current income tax receivable	1,807	4,515	149.9%
Inventories	9,811	11,113	13.3%
Assets held for disposal	2,829	3,379	19.4%
Total current assets	155,588	196,390	26.2%
Non current assets
Property, plant and equipment - net	574,308	561,093	(2.3)%
Intangible assets - net	311,942	333,460	6.9%
Associates	3,931	5,184	31.9%
Deferred taxes	15,546	10,493	(32.5)%
Other non current assets	7,737	14,547	88.0%
Total non current assets	913,464	924,777	1.2%
Total assets	1,069,052	1,121,167	4.9%
LIABILITIES
Current liabilities
Loans from related parties	75,935	54,000	(28.9)%
Loans and other borrowings - third party	54,102	34,054	(37.1)%
Trade and other payables	113,306	112,876	(0.4)%
Current income tax payable	400	1,466	266.5%
Deferred revenue	914	412	(54.9)%
Provisions for liabilities and charges	6,806	5,322	(21.8)%
Short term derivatives	0	0	n.a.
Total current liabilities	251,463	208,130	(17.2)%
Non current liabilities
Loans from related parties	212,000	205,432	(3.1)%
Loans and other borrowings - third party	19,565	22,150	13.2%
Deferred revenue	613	103	(83.2)%
Deferred taxes	3,189	3,874	21.5%
Provisions for liabilities and charges	3,175	2,554	(19.6)%
Other non current liabilities	158	7,811	4,843.7%
Total non current liabilities	238,700	241,924	1.4%
Total liabilities	490,163	450,054	(8.2)%
EQUITY
Shareholders’ equity
Common stock	104,281	104,277	(0.0)%
Additional paid in capital	27,382	27,380	(0.0)%
Treasury stock	(1,984)	(1,926)	(2.9)%
Cumulative translation adjustment	(1,970)	9,310	n.m.
Retained earnings	383,782	461,529	20.3%
Total shareholders’ equity	511,491	600,570	17.4%
Minority interests	67,398	70,543	4.7%
Total equity	578,889	671,113	15.9%
Total liabilities and equity	1,069,052	1,121,167	4.9%

5

MAGYAR TELEKOM
Consolidated
Income Statements - IFRS
(HUF million)

	9 months ended Sep 30,		%
	2005	2006	change
	(Unaudited)	(Unaudited)
Revenues
Subscriptions	67,865	70,212	3.5%
Domestic outgoing traffic revenues	65,208	53,916	(17.3)%
International outgoing traffic revenues	8,485	7,880	(7.1)%
Value added, cable voice and other services	7,932	7,402	(6.7)%
Voice - retail revenues	149,490	139,410	(6.7)%
Domestic incoming traffic revenues	6,869	6,716	(2.2)%
International incoming traffic revenues	11,946	14,918	24.9%
Voice - wholesale revenues	18,815	21,634	15.0%
Voice revenues total	168,305	161,044	(4.3)%
Internet broadband	21,675	30,450	40.5%
Internet narrowband, content and other	7,603	5,828	(23.3)%
Internet revenues total	29,278	36,278	23.9%
Data	19,805	20,241	2.2%
System Integration/Information Technology	6,825	12,853	88.3%
Multimedia	11,098	13,120	18.2%
Equipment sales	3,489	3,215	(7.9)%
Other revenues	5,922	6,606	11.6%
Total fixed segment revenues	244,722	253,357	3.5%
Network usage and access	169,124	182,421	7.9%
Enhanced services	28,049	31,678	12.9%
Equipment sales and activation fee	16,361	16,278	(0.5)%
Other revenues	1,148	10,783	839.3%
Total mobile segment revenues	214,682	241,160	12.3%
Total revenues	459,404	494,517	7.6%
Employee-related expenses	(67,416)	(66,143)	(1.9)%
Depreciation and amortization	(84,721)	(90,783)	7.2%
Payments to other network operators	(68,280)	(70,433)	3.2%
Cost of telecommunications equipment sales	(25,429)	(37,354)	46.9%
Other operating expenses - net	(106,843)	(127,967)	19.8%
Total operating expenses	(352,689)	(392,680)	11.3%
Operating profit	106,715	101,837	(4.6)%
Net financial expenses	(23,504)	(21,622)	(8.0)%
Share of associates’ profits/(losses) after tax	(90)	321	n.m.
Profit before income tax	83,121	80,536	(3.1)%
Income tax	(9,704)	(10,636)	9.6%
Profit for the period	73,417	69,900	(4.8)%
Attributable to:
Equity holders of the Company (Net income)	64,981	60,297	(7.2)%
Minority interests	8,436	9,603	13.8%
	73,417	69,900	(4.8)%

6

MAGYAR TELEKOM
Consolidated
Cashflow Statements - IFRS
(HUF million)

	9 months ended Sep 30,		%
	2005	2006	change
	(Unaudited)	(Unaudited)
Cashflows from operating activities
Operating profit	106,715	101,837	(4.6)%
Depreciation and amortization of fixed assets	84,721	90,783	7.2%
Change in working capital	(8,065)	(5,632)	(30.2)%
Amortization of deferred income	(1,161)	(670)	(42.3)%
Interest paid	(24,278)	(21,322)	(12.2)%
Bank and other finance charges paid	(2,065)	(2,746)	33.0%
Income tax paid	(5,538)	(9,118)	64.6%
Other cashflows from operations	(5,715)	(7,545)	32.0%
Net cashflows from operating activities	144,614	145,587	0.7%
Cashflows from investing activities
Purchase of tangible and intangible assets	(67,258)	(72,368)	7.6%
Purchase of subsidiaries and business units	(37,047)	(34,879)	(5.9)%
Cash acquired through business combinations	1,866	373	(80.0)%
Interest received	1,436	2,497	73.9%
Dividends received	1,729	157	(90.9)%
Purchase of trading investments - net	(38)	(440)	1,057.9%
Proceeds from disposal of non current assets	673	6,239	827.0%
Proceeds from disposal of subsidiaries	0	115	n.a.
Net cashflows from investing activities	(98,639)	(98,306)	(0.3)%
Cashflows from financing activities
Dividends paid to shareholders and minority interest	(84,507)	(75)	(99.9)%
Net proceeds of loans and other borrowings	37,704	(29,662)	n.m.
Proceeds from sale of treasury stock	1,900	0	(100.0)%
Other	0	(18)	n.a.
Net cashflows from financing activities	(44,903)	(29,755)	(33.7)%
Effect of foreign exchange rate changes on cash and cash equivalents	595	6,901	1,059.8%
Change in cash and cash equivalents	1,667	24,427	1,365.3%
Cash and cash equivalents, beginning of period	36,879	46,060	24.9%
Cash and cash equivalents, end of period	38,546	70,487	82.9%
Change in cash and cash equivalents	1,667	24,427	1,365.3%

7

Summary of key operating statistics

GROUP	Sep 30, 2005	Sep 30, 2006	% change

EBITDA margin	41.7%	39.0%	n.a.
Operating margin	23.2%	20.6%	n.a.
Net income margin	14.1%	12.2%	n.a.
ROA	8.3%	7.3%	n.a.
Net debt	322 255	241 134	(25.2)%
Net debt to total capital	35.8%	26.4%	n.a.
Number of employees (closing full equivalent)	12 913	12 361	(4.3)%

FIXED LINE SEGMENT	Sep 30, 2005	Sep 30, 2006	% change

Hungarian fixed line operations

Fixed line penetration	36.1%	34.7%	n.a.
Digitalization of exchanges with ISDN	99.8%	100.0%	n.a.
Number of closing lines (1)
Residential	2 007 980	1 923 052	(4.2)%
Business	251 584	239 329	(4.9)%
Payphone	22 237	21 609	(2.8)%
ISDN channels	505 732	491 014	(2.9)%
Total lines	2 787 533	2 675 004	(4.0)%

Traffic in minutes (thousands) (1)
Local	2 438 877	2 464 929	1.1%
Long distance	808 575	871 759	7.8%
Fixed to mobile	578 499	462 801	(20.0)%
Domestic outgoing traffic	3 825 951	3 799 489	(0.7)%
International outgoing traffic	86 992	75 510	(13.2)%
Internet (2)	1 577 280	853 342	(45.9)%
Total outgoing traffic	5 490 223	4 728 341	(13.9)%

Data products
ADSL lines	280 137	451 033	61.0%
Number of Internet subscribers
Dial-up	88 702	38 754	(56.3)%
Leased line	756	672	(11.1)%
DSL	189 167	295 867	56.4%
W-LAN	1 390	1 292	(7.1)%
CATV	21 032	45 339	115.6%
Total Internet subscribers	301 047	381 924	26.9%
Market share in the dial-up market (estimated)	42%	35%	n.a.
Managed leased lines (Flex-Com connections) (1)	10 434	9 602	(8.0)%
Cable television customers	391 990	409 016	4.3%
Total broadband Internet access (3)	303 315	498 336	64.3%

International fixed line operations

Macedonian fixed line penetration	27.1%	24.4%	n.a.
Number of closing lines
Residential	487 913	440 785	(9.7)%
Business	51 261	43 727	(14.7)%
Payphone	2 634	2 168	(17.7)%
ISDN channels	43 942	41 662	(5.2)%
Total Macedonian lines	585 750	528 342	(9.8)%

Macedonian traffic in minutes (thousands)
Local	1 043 292	897 333	(14.0)%
Long distance	154 625	133 460	(13.7)%
Fixed to mobile	105 164	93 749	(10.9)%
Domestic outgoing traffic	1 303 081	1 124 542	(13.7)%
International outgoing traffic	24 048	20 910	(13.0)%
Internet	158 473	143 068	(9.7)%
Total outgoing Macedonian traffic	1 485 602	1 288 520	(13.3)%

Data products (Macedonia)
ADSL lines	6 815	13 315	95.4%
Number of Internet subscribers
Dial-up	79 094	100 181	26.7%
Leased line	141	139	(1.4)%
DSL	6 815	13 315	95.4%
Total Internet subscribers	86 050	113 635	32.1%
Market share in the dial-up market (estimated)	81%	94%	n.a.

8

Montenegrin fixed line penetration	31.3%	31.7%	n.a.
Number of closing lines
PSTN lines	176 655	175 492	(0.7)%
ISDN channels	17 868	21 018	17.6%
Total Montenegrin lines	194 523	196 510	1.0%

Montenegrin traffic in minutes (thousands)
Local	220 669	234 874	6.4%
Long distance	94 194	96 434	2.4%
Fixed to mobile	32 374	30 049	(7.2)%
Domestic outgoing traffic	347 237	361 357	4.1%
International outgoing traffic	9 673	10 103	4.4%
Internet	283 362	274 659	(3.1)%
Total outgoing Montenegrin traffic	640 272	646 119	0.9%

Data products (Montenegro)
ADSL lines	568	4 474	687.7%
Number of Internet subscribers
Prepaid	24 876	26 128	5.0%
Leased line	113	128	13.3%
DSL	568	4 474	687.7%
Total Internet subscribers	25 557	30 730	20.2%
Market share in the dial-up market (estimated)	98%	98%	n.a.

(1)             Magyar Telekom Plc. + Emitel (100% owned by Magyar Telekom Plc.)

(2)             Internet minutes include traffic both on analog lines (reported earlier as local traffic) and on ISDN lines (not reported earlier as traffic minutes)

(3)             Includes ADSL lines operated by Magyar Telekom Plc. and Emitel plus T-Online Hungary’s broadband customers (other than the ADSL purchased from Magyar Telekom)

MOBILE SEGMENT	Sep 30, 2005	Sep 30, 2006	% change

Hungarian mobile operations

Mobile penetration	90.0%	95.4%	n.a.
Market share of T-Mobile Hungary	45.1%	44.8%	n.a.
Number of customers (RPC)	4 095 374	4 306 723	5.2%
Postpaid share in the RPC base	30.9%	33.9%	n.a.
MOU	124	139	12.1%
ARPU	4 914	4 897	(0.3)%
Postpaid ARPU	11 120	10 190	(8.4)%
Prepaid ARPU	2 281	2 329	2.1%
Overall churn rate	17.7%	17.3%	n.a.
Postpaid	10.1%	9.8%	n.a.
Prepaid	21.0%	21.0%	n.a.
Enhanced services within ARPU	692	742	7.2%
Average acquisition cost (SAC) per customer	7 124	6 110	(14.2)%

International mobile operations

Macedonian mobile penetration	59.1%	66.4%	n.a.
Market share of T-Mobile Macedonia	69.2%	67.1%	n.a.
Number of customers (RPC)	844 805	925 994	9.6%
Postpaid share in the RPC base	15.4%	17.5%	n.a.
MOU	63	71	12.7%
ARPU	3 077	3 202	4.1%

Montenegrin mobile penetration	99.1%	108.5%	n.a.
Market share of T-Mobile Crna Gora	43.7%	40.2%	n.a.
Number of customers (RPC)	268 566	270 510	0.7%
Postpaid share in the RPC base	10.9%	15.5%	n.a.
MOU	131	138	5.3%
ARPU	3 850	4 196	9.0%

9

Analysis of the Financial Statements
for the nine months ended September 30, 2006

Exchange rate information

The Euro strengthened by 9.6% against the Hungarian Forint year on year (from 249.59 HUF/EUR on September 30, 2005 to 273.49 HUF/EUR on September 30, 2006). The average HUF/EUR rate increased from 246.82 in the first nine months of 2005 to 265.55 in the same period of 2006.

The U.S. Dollar strengthened by 3.9% against the Hungarian Forint year on year (from 207.56 HUF/USD on September 30, 2005 to 215.74 HUF/USD on September 30, 2006).

Analysis of group income statements

On December 20, 2005, Magyar Telekom Plc.’s Extraordinary General Meeting approved the decision on the merger of Magyar Telekom Ltd. and T-Mobile Hungary (“TMH”). The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom Plc. is the legal successor of TMH. At the same time, TMH will continue its operations within Magyar Telekom Plc. under an independent brand and as an independent line of business. T-Mobile Hungary, as mentioned throughout this report, means the mobile services line of business of Magyar Telekom.

On March 1, 2006, Magyar Telekom Rt. changed its name to Magyar Telekom Nyilvánosan Működő Rt. (Magyar Telekom Telecommunications Public Limited Company) and its abbreviated name became Magyar Telekom Plc.

In September 2006, our Macedonian mobile operations, Mobimak was rebranded to T-Mobile Macedonia AD Skopje, while in Montenegro, the fixed line operations became T-Com Crna Gora (“T-Com CG”) and the mobile business changed its name to T-Mobile Crna Gora (“T-Mobile CG”), while the fixed line parent company and the group was renamed to Crnogorski Telekom.

Crnogorski Telekom’s balance sheet was consolidated in our accounts as of March 31, 2005, while its results are included in our consolidated income statement from the second quarter of 2005.

As previously disclosed, the Company is still investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is at this point still too early to determine its final outcome. As a result of the investigation, two additional contracts have been called into question. The total amount of the four contracts under investigation is around HUF 2 billion. Concerns have also arisen regarding destruction by certain employees of electronic documents obstructing the investigation. The Company expects the Board of Directors to consider what further action should be taken, including with respect to the conduct of members of management. The Company has also announced that due to the delay to the respective Annual General Meetings, the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. The Company is committed to complying fully with the requirements and requests of these and other authorities with jurisdiction over it. In its Resolution No J-III-B/86.332/2006, the Hungarian Financial Supervisory Authority ordered Magyar Telekom to prepare its annual report and to take all possible and necessary legal measures in order to comply with the statutory obligations. The Board of Directors has not yet approved the 2005 financial statements. No assurance can be given that, as a result of the investigation, the audited financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation and the completion of the respective audits.

In the first nine months of 2006, Magyar Telekom incurred HUF 3.1 bn expenses relating to the investigation, which are included in other operating expenses — net in the Hungarian fixed line operations as part of the Headquarters costs.

Revenues

Voice-retail revenues decreased by 6.7% in the first three quarters of 2006 compared to the same period in 2005, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate packages and decreased customer base resulting mainly from competition and mobile substitution.

Subscription fees showed an increase as subscription revenue from customized and supplementary packages at Magyar Telekom Plc. generated higher revenues as higher proportion of our customers chose such packages. The increase in subscription fee revenues was helped by Maktel due to favorable foreign exchange movement and higher tariffs as tariff rebalancing occurred in August 2005. The positive effect of the consolidation of T-Com CG’s revenues in 2006 also appears on this revenue line. These increases were partly offset by decreased ISDN subscription revenues resulting from lower average number of customers and lower prices in Hungary.

Domestic outgoing fixed line traffic revenues in the first nine months of 2006 amounted to HUF 53.9 bn compared to HUF 65.2 bn in the same period of 2005. Domestic outgoing traffic revenues decreased due to lower average per minute fees and loss of fixed line customers mainly owing to competition from other fixed line service providers and mobile substitution. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 81.7% of the lines at Magyar Telekom Plc. at September 30, 2006. The most popular of these packages are the Felező (Halving) package and the Favorit packages. Domestic outgoing traffic revenues also decreased at Maktel due to lower usage. The consolidation of T-Com CG’s revenues in 2006 partly offset these decreases.

International outgoing fixed line traffic revenues decreased by 7.1%, from HUF 8.5 bn in the first three quarters of 2005 to HUF 7.9 bn in the same period of 2006. This decrease is mainly due to decreased outgoing minutes as well as price discounts given to subscribers of optional tariff packages at Magyar Telekom Plc. Outgoing international traffic revenues also decreased at Maktel as a result of lower volume of minutes and decreased prices. The consolidation of T-Com CG’s revenues in 2006 partly offset these decreases.

Voice-wholesale revenues increased by 15.0% in the first three quarters of 2006 compared to the same period in 2005 mainly driven by higher international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the first nine months of 2006 decreased by 2.2% compared to the same period in 2005. Traffic revenues from LTOs decreased at Magyar Telekom Plc. due to the application of the new RIO prices retrospectively for the period from September 2005 to June 2006. Incoming revenues from mobile operators showed a decrease at Maktel resulting from lower interconnection prices of international calls. These decreases were largely offset by the additional revenue resulting from the consolidation of T-Com CG.

International incoming fixed line traffic revenues increased to HUF 14.9 bn for the first three quarters ended September 30, 2006 compared to HUF 11.9 bn for the same period in 2005. International incoming revenues increased partly due to the inclusion of T-Com CG’s revenues. At Maktel, higher international incoming revenue is due to the favorable foreign exchange movements and the 30.8% higher international incoming minutes resulting from the restricted illegal VoIP traffic. International incoming traffic revenues are also higher at Magyar Telekom Plc. due to the increased volume of international incoming traffic and higher HUF/EUR exchange rate, partly offset by lower average settlement rates. Higher traffic terminated in Magyar Telekom Plc. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Plc. (due to migrations of international calls to mobile networks).

Internet revenues of the fixed line operations grew significantly to HUF 36.3 bn in the first nine months of 2006 compared to HUF 29.3 bn in the same period last year. This growth was due to the strong increase in the number of ADSL and Internet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers of Magyar Telekom Plc. and Emitel grew to 451,033 by September 30, 2006 (from 280,137 a year earlier) and the number of T-Online Internet connections grew by 26.9% to 381,924 compared to the previous year. The proportion of higher revenue generating broadband Internet customers grew significantly within the customer base, which also contributed to the revenue growth. By the end of September 2006, the total number of our broadband connections was almost 500,000.

Data revenues grew by 2.2% to HUF 20.2 bn in the first three quarters of 2006 compared to the same period in 2005. The increase is mainly driven by the inclusion of T-Com CG and Orbitel revenues as well as higher broadband data retail revenues (mainly HSLL) at Magyar Telekom Plc., partly offset by lower narrowband retail revenues.

System Integration (“SI”) and IT revenues increased significantly by 88.3% and reached HUF 12.9 bn in the first three quarters of 2006 compared to the same period last year, which resulted from increased number of SI/IT service projects in Hungary, such as outsourcing services provided to E.ON and Erste Bank as well as SI and IT solutions provided to the government (E-Közmű). Subsidiaries also providing SI/IT services include Integris, BCN, Dataplex and KFKI.

Multimedia revenues amounted to HUF 13.1 bn in the first nine months of 2006 as compared to HUF 11.1 bn in the same period of 2005. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers and price increases effective from January 1, 2006.

Revenues from fixed line equipment sales decreased moderately to HUF 3.2 bn for the first nine months ended September 30, 2006 compared to HUF 3.5 bn for the same period in 2005. Equipment sales revenue decrease is due to lower rental fees of telecommunications equipment at Magyar Telekom Plc., partly offset by higher amount of phonesets and ADSL modems sold in connection with the intensive media campaigns.

Other fixed line revenues increased by 11.6% and amounted to HUF 6.6 bn in the first three quarters of 2006. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase in other revenues is mainly due to higher real estate rental revenues at Magyar Telekom Plc.

Revenues from mobile telecommunications services amounted to HUF 241.2 bn for the first nine months ended September 30, 2006 compared to HUF 214.7 bn for the same period in 2005 (a 12.3% increase). Total mobile revenues were strongly influenced by the modified accounting treatment of Pro-M PrCo. Ltd.’s operations. Until the third quarter of 2006 revenues from EDR services were treated as service revenues as initially assessed by Magyar Telekom. Further research into the issue resulted in the reassessment of the accounting treatment, whereby the EDR services have been established to be a combination of services and sale of assets under finance lease construction in light of IFRIC 4. This change in the third quarter of 2006 was applied retrospectively to January 2006. As a result, EDR investments, which were previously shown as gross additions to tangible and intangible assets in past periods, are now treated as inventory constructed for sale. When units of the network are placed in operation it is treated as sale of completed network parts and equipment and are disclosed as other mobile revenues, while the cost of these sales is disclosed as cost of equipment sales. This change contributed HUF 9.8 bn to total mobile revenues and a similar amount to cost of equipment sales. From the second quarter of 2005, the consolidated revenues of T-Mobile CG, our Montenegrin mobile operator positively affected the revenues from mobile operations. T-Mobile CG generated HUF 9.4 bn revenues in the first three quarters of 2006, compared to HUF 5.5 bn in the second and third quarters of 2005. As of September 30, 2006, T-Mobile CG had more than 270,000 customers.

The majority of mobile telecommunications revenue is generated by T-Mobile Hungary, where the growth in revenues mainly resulted from the 12.0% higher enhanced services, which grew from HUF 25.3 bn to HUF 28.3 bn year over year. This revenue includes primarily short message service (“SMS”) and multimedia message service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates and higher access (data, WAP, Internet, GPRS, etc.) revenues.

While the penetration growth of mobile customers has slowed down in Hungary, TMH still maintains its leading position with 44.8% market share. TMH’s average customer base increased by 4.6% year over year. The proportion of postpaid customers increased to 33.9% at September 30, 2006 from 30.9% a year earlier as some of the prepaid customers migrated to more favorable, for example flat-rate postpaid packages.

Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. It increased by 7.4% and amounted to HUF 165.0 bn in the first three quarters of 2006. Its growth was mainly driven by the inclusion of T-Mobile CG as well as the improved voice revenues of T-Mobile Macedonia. The traffic revenue generated by T-Mobile Hungary’s customers increased as well, mainly due to the higher MOU. TMH’s average usage per customer per month measured in MOU increased by 12.1% from 124 minutes in the first nine months of 2005 to 139 minutes in the same period of 2006. TMH’s monthly average revenue per user (“ARPU”) slightly decreased by 0.3% from HUF 4,914 in the first nine months of 2005 to HUF 4,897 for the same period of 2006, mainly as a result of lower average per minute fees.

The increase in revenues from mobile telecommunications services at T-Mobile Macedonia reflects primarily the weakening of the HUF against the MKD. Higher revenues were also supported by higher average number of mobile customers and higher MOU, partly offset by lower per minute rates and lower interconnection prices. The number of T-Mobile Macedonia customers increased by 9.6% and reached 925,994 at September 30, 2006. T-Mobile Macedonia’s average usage per customer per month measured in MOU increased by 12.7% from 63 minutes in the first nine months of 2005 to 71 minutes in the same period of 2006.

Mobile equipment sales revenues remained stable in the first nine months of 2006 compared to the same period of last year as the decrease in TMH’s revenues was almost offset by higher equipment sales revenues at T-Mobile CG.

Operating Expenses

Employee-related expenses for the first nine months of 2006 amounted to HUF 66.1 bn compared to HUF 67.4 bn for the same period in 2005 (a decrease of 1.9%). The decrease is mainly due to lower wage expenses and social security contributions at Magyar Telekom Plc. (including T-Mobile Hungary) and Maktel driven by the significant decline in average headcount. The group headcount number fell from 12,913 on September 30, 2005 to 12,361 on September 30, 2006.

The decrease in employee-related expenses was partly offset by the 2.0% average wage rate increase from April 1, 2006 at Magyar Telekom Plc. and the consolidation of 9 months expenses of Crnogorski Telekom in 2006 as compared to 6 months expenses in 2005. In addition, the employee-related expenses of our new subsidiaries (such as Pro-M PrCo. Ltd) also partly offset the decline.

Depreciation and amortization increased by 7.2% to HUF 90.8 bn in the first three quarters of 2006 from HUF 84.7 bn in the same period last year. The increase in depreciation is mainly driven by the consolidation of Crnogorski Telekom and by the impairment of the Monet, TCG and Internet CG brandnames in connection with the rebranding in Montenegro in September 2006. In addition, depreciation increased at T-Mobile Hungary due to their higher gross asset base of telecommunications and IT equipment as well as the capitalized UMTS concession. These increases were partly offset by lower depreciation at Magyar Telekom Plc., due to the higher proportion of fully amortized fixed assets in 2006.

Payments to other network operators reached HUF 70.4 bn in the first nine months of 2006 compared to HUF 68.3 bn in the same period of 2005. The growth was mainly generated by the inclusion of Crnogorski Telekom and Orbitel expenses. TMH’s domestic mobile outpayments increased significantly due to higher mobile penetration and increased traffic. With the introduction of flat-rate packages the proportion of calls to other mobile service providers increased, resulting in higher outpayments at T-Mobile Hungary. International outpayments also increased at Magyar Telekom Plc. driven by the weakening of HUF against the EUR. These increases were partly offset by significantly lower mobile outpayments at Magyar Telekom Plc., due to lower traffic and lower fixed to mobile termination rates. Lower roaming outpayments of T-Mobile Hungary were due to discount agreements concluded with mainly other T-Mobile group companies. In addition, many foreign mobile service providers decreased their interconnection tariffs due to EU conformity. Magyar Telekom Plc.’s outpayments to LTOs decreased as well due to lower RIO fees applied retrospectively.

The cost of telecommunications equipment sales for the first three quarters ended September 30, 2006 was HUF 37.4 bn compared to HUF 25.4 bn for the same period in 2005. The main driver of the strong increase is the effect of the modified accounting treatment of EDR services at Pro-M PrCo. Ltd. Higher cost of equipment sales at Magyar Telekom Plc. resulted from different network construction and integration tenders. The sale of phonesets also increased due to intensive Favorit and ADSL campaigns. Higher sales at BCN also contributed to the increase. These increases were partly offset by decreased equipment sales cost of T-Mobile Hungary mainly driven by lower equipments sales ratio and lower average cost of phonesets.

Other operating expenses - net increased by 19.8% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Increase in other operating expenses is due to higher fees for outsourcing services (for example real estate management, transportation, customer service and informatics) as well as higher expenses in connection with different projects. Agency fees also grew as a result of higher commissions paid for new subscribers by Magyar Telekom Plc. and T-Mobile Hungary. Non-rebranding related marketing expenses increased significantly as well, due to more active advertising activity in 2006. In the first three quarters of 2006, we paid higher fees for telephone book publishing and concession fees increased as well due to the UMTS fee. Other operating expenses - net include HUF 3.1 bn special items, which are the fees Magyar Telekom incurred relating to the ongoing investigation.

Operating Profit

Operating margin for the first nine months ended September 30, 2006 was 20.6%, while operating margin for the same period in 2005 was 23.2%. The decrease is due to the fact that in percentage terms the increase in expenses was higher than the growth in revenues.

Net financial expenses

Net financial expenses were HUF 21.6 bn in the first three quarters of 2006 compared to HUF 23.5 bn in the same period of 2005. Net financial expenses decreased mainly due to decrease in HUF interest expenses in line with lower average HUF interest rates. The proportion of loan portfolio with variable interest rates was higher than a year earlier. Higher net interest and other financial income at Maktel, T-Mobile Macedonia and Crnogorski Telekom also caused favorable changes in total financial expenses. Net financial expenses were negatively hit by the HUF 3.1 bn higher foreign exchange losses resulting from the weakening of the HUF. Foreign exchange loss increased at Maktel as well due to the unfavorable fluctuations of the MKD against USD and SDR. Net financial expenses included HUF 1.9 bn net FX loss, HUF 19.9 bn interest expense, HUF 2.7 bn other financial charges and HUF 2.9 bn interest and other financial income in the first nine months 2006.

Share of associates’ profits/losses after income tax

Share of associates’ profits after income tax amounted to HUF 321 million for the first nine months of 2006 compared to minus HUF 90 million for the same period in 2005. Higher profit is mainly due to the improving performance of T-Systems Hungary.

Income tax

Income tax expense increased from HUF 9.7 bn in the first three quarters 2005 to HUF

10.6 bn for the same period in 2006 mainly due to the lower effective tax rate in 2005. Compared to 2006, the lower 2005 tax expense was due to the favorable one-off tax effect of the rebranding.

Minority interests

Minority interests in the first nine months of 2006 were HUF 9.6 bn compared to HUF 8.4 bn for the same period in 2005. The increase mainly results from the good performance of Crnogorski Telekom and T-Mobile Macedonia, partly offset by the lower performance of Maktel.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of September 30, 2005 were HUF 1,069 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,121 bn as of September 30, 2006.

Cash and cash equivalents

Cash and cash equivalents increased from HUF 38.5 bn at September 30, 2005 to HUF 70.5 bn at September 30, 2006, mainly due to high amount of cash accumulated at T-Mobile Macedonia and Maktel. As the financial statements of the Maktel group has not been approved yet (due to the ongoing investigation at Magyar Telekom), Maktel could not pay dividend yet in 2006.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 32.3% from September 30, 2005 to HUF 88.1 bn at September 30, 2006. Non current loans and other borrowings decreased by 1.7% from September 30, 2005 to HUF 227.6 bn at September 30, 2006. This slight decrease in the non current portfolio and the significant drop of the current loan portfolio reflect that Magyar Telekom Plc. has not approved and paid its planned dividend yet and the excess cash was used to repay loans.

At September 30, 2006, almost 100% of the loan portfolio was HUF denominated. At the end of the first three quarters of 2006, 41.1% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity (including minority interest) was 26.4% at September 30, 2006 compared to 35.8% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities increased by 0.7% compared to the first nine months of 2005 and amounted to HUF 145,587 million in the same period of 2006 due to lower HUF interest paid, decrease in working capital requirements (driven mainly by a change in trade receivables) and higher EBITDA, which was partly offset by increased amount of income tax paid.

Net cashflows from investing activities amounted to minus HUF 98,306 million in the first nine months of 2006, while it was minus HUF 98,639 million for the same period in 2005. This small decrease in cash outflow is predominantly due to the combined effect of the higher amounts of proceeds from disposal of real estate and lower amount paid for the purchase of subsidiaries, partly offset by higher cash outflow in connection with the purchase of tangible and intangible assets.

Net cashflows from financing activities amounted to minus HUF 44,903 million in the first three quarters of 2005 compared to minus HUF 29,755 million in the same period of 2006. While during the first nine months of 2005, Magyar Telekom took a net HUF 37,704 million loan (mainly in connection with the acquisition of Crnogorski Telekom) and paid HUF 84,507 million dividend, in the same period of 2006 it repaid a net HUF 29,662 million loan as Magyar Telekom Plc. and MakTel have not paid dividends in 2006 yet.

Analysis of segment results

Magyar Telekom divides the two business segments (fixed line and mobile) into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Plc. and its consolidated subsidiaries, other than T-Mobile Hungary, Pro-M PrCo. Ltd. and our foreign subsidiaries.

HUF millions	9 months ended Sep 30, 2005	9 months ended Sep 30, 2006	Change (%)
Voice—retail revenues	123,746	110,186	(11.0)
Voice—wholesale revenues	13,476	13,626	1.1
Internet	27,485	33,410	21.6
Other revenues	48,049	57,053	18.7
Total revenues	212,756	214,275	0.7
EBITDA	78,082	69,586	(10.9)
Operating profit	32,530	24,030	(26.1)
Property, plant and equipment	358,339	340,436	(5.0)
Intangible assets	30,768	49,206	59.9
Gross additions to tangible and intangible fixed assets	22,044	25,906	17.5

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the Hungarian fixed line operations only slightly increased year over year, however the proportion of revenue elements changed significantly. On the one hand Internet, voice wholesale and other revenues increased by HUF 15.1 bn, on the other hand voice retail revenues decreased almost to the same extent. The domestic outgoing fixed voice business experienced a decline mainly due to price discounts and due to loss of lines reflecting the effect of strong competition and mobile substitution. International outgoing traffic revenues decreased as well, as a result of lower outgoing traffic and lower per minute rates included in our various tariff packages. International incoming traffic revenues increased due to higher traffic and the weakening of HUF against EUR, partly offset by lower international average settlement rates. This increase in international incoming traffic was partly offset by lower domestic incoming traffic revenues mainly due to the application of the new lower RIO prices. Internet revenues increased by 21.6% in the first nine months of 2006 compared to the same period of 2005 driven by strong volume increases in the number of ADSL and Internet customers. Other revenues showed a significant growth mainly due to IT service revenues from various projects as well as higher cable TV revenues.

Operating profit of the Hungarian fixed line operations decreased by 26.1%. While total revenues remained broadly stable, operating expenses increased mainly owing to higher other operating expenses — net and cost of equipment sales. These negative effects were partly offset by lower payments to other network operators.

International fixed line operations

International fixed line operations include our foreign subsidiaries, other than T-Mobile Macedonia and T-Mobile CG.

HUF millions	9 months ended Sep 30, 2005	9 months ended Sep 30, 2006	Change (%)
Voice—retail revenues	26,341	29,658	12.6
Voice—wholesale revenues	9,135	13,031	42.6
Internet	1,897	2,933	54.6
Other revenues	4,860	6,709	38.0
Total revenues	42,233	52,331	23.9
EBITDA	15,472	20,887	35.0
Operating profit	8,029	11,349	41.4
Property, plant and equipment	77,687	81,761	5.2
Intangible assets	19,994	21,842	9.2
Gross additions to tangible and intangible fixed assets	3,209	4,002	24.7

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

From the second quarter of 2005, the consolidation of Crnogorski Telekom’s fixed line operation had significant effect on the results of the international fixed line operations. T-Com CG’s revenue reached HUF 15.2 bn with an operating profit of HUF 2.5 bn and HUF 5.3 bn EBITDA in the first nine months of 2006. The closing number of fixed line employees was 971 on September 30, 2006.

All revenues and expenses of Maktel were affected by the 7.4% higher HUF/MKD exchange rates.

Higher subscription revenues at Maktel in the first nine months of 2006 resulted from the higher tariffs, partly offset by the lower average number of customers. The total number of fixed line subscribers at Maktel decreased by 9.8% to 528,342 at September 30, 2006. Domestic outgoing traffic revenues decreased mainly due to usage decrease. Lower international outgoing traffic revenues resulted from decreased volume of traffic and lower prices. International incoming traffic revenues increased mainly due to higher traffic.

Revenues from Internet showed an increase, resulting from the significantly higher number of ADSL subscribers as well as increased average number of Internet customers. The number of Maktel’s Internet subscribers increased further and reached 113,635 by September 30, 2006 from 86,050 a year earlier.

Increase in operating expenses in the international fixed line operations is mainly due the consolidation of T-Com CG from the second quarter of 2005 (9 months in 2006 vs. 6 months in 2005) and also due to the consolidation of Orbitel in 2006. The increase in depreciation is mainly driven by the impairment of our Montenegrin subsidiaries’ brandname in connection with their rebranding this September. Operating expenses in MKD terms decreased slightly at Maktel, but the weakening of HUF against MKD led to higher operating expenses expressed in HUF.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and Pro-M PrCo. Ltd.

HUF millions	9 months ended Sep 30, 2005	9 months ended Sep 30, 2006	Change (%)
Network usage and access	159,656	164,280	2.9
Enhanced services	25,305	28,344	12.0
Equipment sales and activation	15,038	14,736	(2.0)
Other revenues	1,444	11,217	676.8
Total revenues	201,443	218,577	8.5
EBITDA	81,460	80,659	(1.0)
Operating profit	56,134	53,506	(4.7)
Property, plant and equipment	116,065	119,215	2.7
Intangible assets	202,967	201,866	(0.5)
Gross additions to tangible and intangible fixed assets	25,533	24,278	(4.9)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 95.4% in Hungary and T-Mobile Hungary accounts for 44.8% market share in the highly competitive mobile market.

Revenues in the Hungarian mobile operations increased by 8.5% in the first nine months of 2006 compared to the same period in 2005 primarily due to the increase in other revenues resulting from the change in the accounting treatment of the EDR projects made in 2006. Enhanced services revenues and traffic revenues also showed significant growth. T-Mobile Hungary’s customer base increased by 5.2% to 4,306,723 subscribers, including 2,845,824 prepaid customers by September 30, 2006. Average monthly usage per T-Mobile Hungary subscriber increased by 12.1% from 124 minutes in the first nine months of 2005 to 139 minutes in the same period of 2006. T-Mobile Hungary’s ARPU decreased by 0.3% from HUF 4,914 in the first nine months of 2005 to HUF 4,897 in the same period of 2006. Revenues from call terminations slightly increased in the Hungarian mobile operations. While interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic, interconnection fees from Magyar Telekom Plc. decreased due to the lower per minute termination fees.

Operating profit shows a 4.7% decrease as total operating expenses increased by HUF 19.8 bn, while revenues increased only by HUF 17.1 bn year over year. Operating expenses increased by 13.6% due to the combined effect of increased other operating expenses - net (higher fees and levies and higher agency fees), increased payments to other mobile operators, higher depreciation (resulting from higher gross asset base of telecom and informatics equipment as well as capitalized UMTS concession) and lower employee-related expenses.

International mobile operations

International mobile operations include T-Mobile Macedonia and T-Mobile CG.

HUF millions	9 months ended Sep 30, 2005	9 months ended Sep 30, 2006	Change (%)
Network usage and access	26,484	33,520	26.6
Enhanced services	3,061	3,918	28.0
Equipment sales and activation	1,502	1,532	2.0
Other revenues	261	318	21.8
Total revenues	31,308	39,288	25.5
EBITDA	16,419	21,488	30.9
Operating profit	10,022	12,952	29.2
Property, plant and equipment	22,217	19,681	(11.4)
Intangible assets	58,213	60,546	4.0
Gross additions to tangible and intangible fixed assets	4,081	3,673	(10.0)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

The acquisition of T-Mobile CG had positive impact on the results of the international mobile operations. Total revenues of T-Mobile CG amounted to HUF 10.4 bn with an operating profit of HUF 2.5 bn and EBITDA reached HUF 5.2 bn in the first three quarters of 2006. The closing number of T-Mobile CG employees was 162 at the end of September 2006.

Total revenues of T-Mobile Macedonia in MKD terms increased by 7.1%, which was largely intensified by the 7.4% weakening of the HUF against the MKD. The 15.0% revenue increase in HUF terms in the first nine months of 2006 was mainly due to higher average customer base. T-Mobile Macedonia’s subscriber base increased considerably by 9.6% to 925,994 including 764,353 prepaid customers on September 30, 2006. T-Mobile Macedonia had 67.1% share in the Macedonian mobile market and mobile penetration was 66.4% at the end of the first nine months of 2006. Traffic revenues increased due to higher MOU and higher average number of customers, partly offset by lower per minute rates and lower interconnection prices. Enhanced services revenues increased as a result of higher number of SMSs.

Total operating expenses of T-Mobile Macedonia increased by 9.3% in HUF terms mainly due to increase in payments to other network operators and depreciation and amortization, which were partly offset by decrease in other operating expenses - net.

Magyar Telekom

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2006 - September 30, 2006
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
BCN Rendszerház	6,191	100.00%	100.00%	L
Pro-M	5,200	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
KFKI-LNX	220	100.00%	100.00%	L
Dataplex	200	100.00%	100.00%	L
Tele-Data	39	50.98%	50.98%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	3,482
Future obligations from rental and operating lease contracts	32,968
Future obligation from capex contracts	9,885
Other future obligations	3,149

1

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	5,886	5,478	7,005
Group	12,913	11,919	12,361

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	5,478	6,992	6,946	7,005
Group	11,919	12,014	11,967	12,361

RS1. Ownership Structure, Ratio of Holdings and Votes

					Total equity
	Year Opening (January 1st, 2006)			Closing (September 30th, 2006)
Description of owners	Ownership ratio%	Voting right%	No. of shares	Ownership ratio%	Voting right%	No. of shares
Domestic institution/company	3.48	3.49	36,322,446	4.65	4.66	48,550,049
Foreign institution/company	91.51	91.73	954,250,296	92.11	92.33	960,476,090
Domestic individual	1.45	1.46	15,162,132	1.24	1.24	12,916,962
Foreign individual	0.01	0.01	133,954	0.01	0.02	156,103
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.24	n.a.	2,456,659
Government Institutions	0.35	0.35	3,630,080	0.42	0.42	4,371,775
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	1.83	1.83	19,037,080	0.07	0.07	689,403
Depositaries	1.13	1.13	11,775,568	1.26	1.26	13,151,174
Other**	0.00	0.00	43,385	0.00	0.00	0
„B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,811,601	100.00	100.00	1,042,768,216

*                    Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

**             The holders of these shares do not wish to be a shareholder of the merged company in connection with the merger of Magyar Telekom Plc. and T-Mobile Hungary Ltd.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	2,456,659	2,456,659	2,456,659
Subsidiaries	0	0	0	0
Total	2,456,659	2,456,659	2,456,659	2,456,659

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,452,081	59.21	59.35	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	71,375,062	6.84	6.86	ADR Depository

2

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
BM	Dr. Klaus Hartmann	Board Member	October 27, 2000	—	8,000
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Gerhard Mischke	Board Member	April 27, 2005	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SBM	Dr. László Pap	Supervisory Board — Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Kniese	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	37
SBM	Péter Vermes	Supervisory Board Member Audit Committee Member	June 27, 1995	—	8,800
SE	Thilo Kusch	Chief Financial Officer	October 1, 2006	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	György Simó	Chief Operating Officer, Wireline Services Line of Business	September 20, 2006	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SE	János Winkler	Chief Operating Officer, Mobile Services Line of Business	March 1, 2006	—	0
Own share property total:					100,947

(1)             Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

3

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 12, 2006	Magyar Telekom signs project financing loan granted by European Investment Bank
January 20, 2006	János Winkler is the new CEO of T-Mobile Hungary
February 28, 2006	The Court of Registry registered the merger of Magyar Telekom and T-Mobile Hungary
March 6, 2006	Draft resolution to Magyar Telekom’s reference interconnection offer published by the Regulator
March 30, 2006	The Annual General Meeting of Magyar Telekom will not be held at the end of April 2006
April 7, 2006	Magyar Telekom closed the transaction to acquire Dataplex Kft.
April 26, 2006	Magyar Telekom’s Annual General Meeting will be delayed further
April 28, 2006	T-Online signed a contract to gain control of iWiW Kft.
April 28, 2006	Declaration of Magyar Telekom regarding its corporate governance practices based on the Corporate Governance Recommendations published by the Budapest Stock Exchange
May 10, 2006	T-Online concluded an agreement to acquire Adnetwork Kft.
May 22, 2006	The Court of Registry registered the ownership change in PRO-M Zrt. Magyar Telekom Plc. gained direct ownership of 100% of PRO-M Zrt. shares
May 24, 2006	dr. Mihály Patai resigned from his Board membership as of May 23, 2006
May 30, 2006	The General Meeting of MakTel authorized the management of the company to buy a maximum of 10% of the shares of MakTel from the Government of the Republic of Macedonia
May 31, 2006	General Meetings of Emitel and Vidanet, as well as the Quotaholders’ Meeting of Tele-Data decided on dividend payment
June 6, 2006	MakTel won tender to buy 9.9% of its shares from the Macedonian Government
June 12, 2006	MakTel bought an additional 0.1% of the company’s shares at the auction held by the Macedonian Government
June 13, 2006	Rebranding of Macedonian Mobimak to T-Mobile
June 15, 2006	Christopher Mattheisen, the Chief Operating Officer of the Wireline Services Line of Business has resigned as of June 15, 2006
June 16, 2006	Magyar Telekom announced the acquisition of the Hungarian IT company, KFKI
June 26, 2006	The Extraordinary General Meeting of Telekom Montenegro elected new members to the Board of Directors based on Magyar Telekom’s proposal
June 26, 2006	The Extraordinary General Meeting of Telekom Montenegro decided to change the company name and to introduce the “T” brand to the Montenegrin telecommunications market
June 30, 2006	The Board of the Hungarian National Regulatory Authority published its draft resolution regarding the Hungarian mobile voice termination fees
July 3, 2006	Magyar Telekom to notify U.S. Securities and Exchange Commission of late filing of 20-F annual report
July 17, 2006	The Board of the Hungarian National Regulatory Authority has published its draft resolution concerning the new reference unbundling and local bitstream access offer of Magyar Telekom
July 27, 2006	Supervisory Authority measures against Magyar Telekom
August 15, 2006	Magyar Telekom Board of Directors calls an Extraordinary General Meeting
August 18, 2006	The Board of Directors of Magyar Telekom notified shareholders that the Company will hold its Extraordinary General Meeting on October 9, 2006
August 22, 2006	Dr. György Surányi, a member of Magyar Telekom’s Board of Directors resigned from his position as of October 9, 2006
August 29, 2006	The Montenegrin subsidiary of Magyar Telekom sold its 11.5% stake in CKB bank
August 30, 2006	Magyar Telekom sold its 72% stake in Cardnet Zrt.
September 5, 2006	Dr. Klaus Hartmann continues his career in Poland as CEO of PTC
September 11, 2006	S&P revised Magyar Telekom outlook to negative
September 15, 2006	Magyar Telekom announced that following approval by the Hungarian Competition Authority, it has completed the transaction to acquire KFKI
September 20, 2006	The Board of Directors appointed György Simó Chief Operating Officer of the Wireline Services Line of Business and Thilo Kusch Chief Financial Officer of Magyar Telekom
October 2, 2006	Magyar Telekom Supervisory Board decided to call a General Meeting to be held on November 15, 2006
October 9, 2006	Magyar Telekom held Extraordinary General Meeting
October 9, 2006	Resolutions of the Extraordinary General Meeting of Magyar Telekom held on October 9, 2006

4

October 13, 2006	The Supervisory Board of Magyar Telekom notifies Shareholders that the Company will hold its Extraordinary General Meeting on November 15, 2006
October 25, 2006	Magyar Telekom informed its shareholders of the continuation of its Extraordinary General Meeting held and suspended on October 9, 2006
November 2, 2006	Magyar Telekom announced that it had failed to publish proposed resolutions for its General Meeting to be held on November 15, 2006

Magyar Telekom Plc. publishes its announcements in Magyar Tőkepiac.

Change in the organizational structure

There was no significant change in the organizational structure in the third quarter of 2006.

All data and information in the attached quarterly results report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom.

5

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: November 9, 2006